UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                           (Amendment No. 11)*

                             Crdentia Corp.
                             --------------
                            (Name of Issuer)

                     Common Stock, $0.0001 par value
                     -------------------------------
                     (Title of Class of Securities)

                                225235308
                                ---------
                             (CUSIP Number)

                 Ann E. Carey, Business Legal Assistant
              Howard Rice Nemerovski Canady Falk & Rabkin,
                       A Professional Corporation
                   Three Embarcadero Center, Suite 700
                      San Francisco, CA  94111-4024
                             (415) 434-1600
                             --------------
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                             March 28, 2007
                             --------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 225235308                   SCHEDULE 13D             Page 2 of 14

1.  Names of Reporting Persons.         MedCap Management & Research LLC

    I.R.S. Identification Nos. of above persons               94-3411543
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)  [  ]
    (See Instructions)

                                                               (b)  [  ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required            [  ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                         11,955,343
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    11,955,343
Reporting
Person With
              10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               11,955,343
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain      [  ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  44.6%
    (11)

14. Type of Reporting Person (See Instructions)                       IA

CUSIP 225235308                   SCHEDULE 13D             Page 3 of 14

1.  Names of Reporting Persons.                     MedCap Partners L.P.

    I.R.S. Identification Nos. of above persons               94-3412423
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)  [  ]
    (See Instructions)

                                                               (b)  [  ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                WC

5.  Check if Disclosure of Legal Proceedings Is Required            [  ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                        Delaware

Number of     7.    Sole Voting Power                         11,586,428
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    11,586,428
Reporting
Person With
              10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               11,586,428
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain      [  ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  43.2%
    (11)

14. Type of Reporting Person (See Instructions)                       PN

CUSIP 225235308                   SCHEDULE 13D             Page 4 of 14

1.  Names of Reporting Persons.                            C. Fred Toney

    I.R.S. Identification Nos. of above persons
    (entities only).

2.  Check the Appropriate Box if a Member of a Group           (a)  [  ]
    (See Instructions)

                                                               (b)  [  ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)                                OO

5.  Check if Disclosure of Legal Proceedings Is Required            [  ]
    Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization                   United States

Number of     7.    Sole Voting Power                         14,955,342
Shares
Beneficially  8.    Shared Voting Power                                0
Owned by
Each          9.    Sole Dispositive Power                    14,955,342
Reporting
Person With
              10.   Shared Dispositive Power                           0

11. Aggregate Amount Beneficially Owned by Each               14,955,342
    Reporting Person

12. Check if the Aggregate Amount in Row (11) Excludes Certain      [  ]
    Shares (See Instructions)

13. Percent of Class Represented by Amount in Row                  55.8%
    (11)

14. Type of Reporting Person (See Instructions)                   IN, HC

CUSIP 225235308                   SCHEDULE 13D             Page 5 of 14

Item 1. Security and Issuer

    This Schedule 13D ("Schedule") relates to shares of common stock, with par value $0.0001 (the "Common Stock"), of Crdentia Corp. (the "Issuer"). The principal executive office of the Issuer is 5001 LBJ Freeway, Suite 850, Dallas, TX 75244.

Item 2. Identity and Background

    This Schedule is filed on behalf of MedCap Partners L.P. ("MedCap"), MedCap Management & Research LLC ("MMR") and C. Fred Toney ("Toney"), each of whose principal business office address is 500 Third Street, Suite 535, San Francisco, CA 94107. Toney is the Chairman of the
Issuer's Board of Directors.

    MedCap is an investment limited partnership, whose general partner is MMR. MMR is an investment adviser registered under the laws of the State of California. Toney is MMR's sole managing member. MMR is also the general partner and investment manager of MedCap Master Fund, L.P., an investment limited partnership ("MedCap Master"). MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore")."

    None of MedCap, MMR nor Toney has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

    None of MedCap, MMR nor Toney has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    MedCap is a Delaware limited partnership, MMR is a Delaware limited liability company and Toney is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

    The source of funds used to acquire the Common Stock described in
Item 5(c) was working capital of MedCap in the amount of approximately $1,835,000 and of MedCap Master in the amount of approximately $115,000. The aggregate purchase price for the shares purchased by Toney for his personal account was personal funds of Toney in the amount of approximately $250,000.

Item 4. Purpose of Transaction

    The acquisitions of Common Stock described in Item 5(c) were made for investment purposes.

CUSIP 225235308                   SCHEDULE 13D             Page 6 of 14

    The agreement of limited partnership of MedCap provides MMR with discretion to cause MedCap to make payments upon a withdrawal by a limited partner in cash or in securities, or a combination of cash and securities, or to segregate a portion of MedCap's assets equal to the amount payable to the withdrawing limited partner and sell those assets for the account of the withdrawn limited partner. Limited partners of MedCap have the right, upon written request, to receive a distribution of the segregated assets. Effective September 30, 2006, MedCap segregated some of the Common Stock beneficially owned by MedCap into a separate account for the benefit of some of MedCap's former limited partners who had withdrawn from MedCap. The reporting persons' prior
Schedule 13D/A (Amendment No. 10), filed with the Commission on February 14, 2007, incorrectly reported that on December 18, 2006, MedCap distributed from the segregated account 252,892 shares of Common Stock to certain of MedCap's former limited partners, leaving, after distribution, 3,001 shares of Common Stock in the segregated account. The correct number of shares that MedCap distributed from the segregated account on December 18, 2006, was 255,893, leaving, after distribution, no shares of Common Stock remaining in the segregated account.

    Depending on market conditions and other factors, the reporting persons may, at any time or from time to time, acquire additional securities of the Issuer, or alternatively, may dispose of some or all of the securities of the Issuer beneficially owned by them.

    Except as described herein, the reporting persons do not currently have any plans or proposals that relate to or would result in any of the following:

    (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

    (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

    (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    (e) Any material change in the present capitalization or dividend policy of the Issuer;

    (f) Any other material change in the Issuer's business or corporate structure;

    (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP 225235308                   SCHEDULE 13D             Page 7 of 14

    (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

    (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

    (j) Any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer

    (a) MedCap beneficially owns 11,586,428 shares of the Issuer's Common Stock. The percentage of common stock beneficially owned by MedCap for the purposes of this Schedule is 43.2%.

        In addition to the securities beneficially owned through MedCap, MMR and Toney beneficially own 368,915 shares of the Issuer's Common Stock through MedCap Master. MedCap Master is a "master fund" and contains substantially all of the assets of a "feeder fund," MedCap Partners Offshore, Ltd. ("MedCap Offshore").

        Toney holds 2,999,999 shares of the Issuer's Common Stock personally.

        MMR, as general partner and investment manager of MedCap and MedCap Master, and Toney, as the sole managing member of MMR, may be deemed to beneficially own the shares owned by MedCap and MedCap Master in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that either MMR or Toney is, for any other purpose, the beneficial owner of any such securities, and MMR and Toney disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interests therein. The percentage of Common Stock beneficially owned by MMR for the purposes of this Schedule is 44.6% and by Toney for the purposes of this Schedule is 55.8%.

        The calculation of percentage of beneficial ownership in Item 11 of pages 2, 3 and 4 was derived from the Issuer's Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed with the Commission on May 15, 2007, in which the Issuer stated that the number of shares of its Common Stock, $.0001 par value, outstanding as of May 10, 2007 was 25,889,983 shares.

    (b) Reference is made hereby to Items 7 to 10 of pages 2, 3 and 4 of this Schedule, which Items are incorporated herein by reference.

    (c) On March 2, 2007, MedCap purchased 1,333,333 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

CUSIP 225235308                   SCHEDULE 13D             Page 8 of 14

        On March 28, 2007, MedCap purchased 291,666 shares of the
        Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On March 28, 2007, MedCap Master purchased 41,666 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On April 12, 2007, MedCap purchased 416,666 shares of the
        Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On April 12, 2007, MedCap Master purchased 83,333 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On April 16, 2007, MedCap purchased 250,000 shares of the
        Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On May 3, 2007, MedCap purchased 333,333 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On May 21, 2007, MedCap purchased 166,666 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On June 1, 2007, MedCap purchased 266,666 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On June 1, 2007, MedCap Master purchased 66,666 shares of the Issuer's Common Stock in a PIPE transaction with the Issuer for $0.60 per share.

        On June 1, 2007, Toney purchased 416,666 shares of the Issuer's Common Stock for his personal account in a PIPE transaction with the Issuer for $0.60 per share.

        The reporting persons' prior Schedule 13D/A (Amendment No. 10), filed with the Commission on February 14, 2007, incorrectly reported that effective February 1, 2007, certain limited partners who had previously withdrawn from MedCap (and who had received pro rata in-kind distributions of the Issuer's common stock in connection with their prior withdrawal) contributed 281,843 shares of the Issuer's Common Stock to MedCap in exchange for new limited partnership interests in MedCap. The correct number of shares of the Issuer's Common Stock contributed to MedCap in exchange for new limited partnerships was actually 291,843 shares.

    (d) Not applicable.

CUSIP 225235308                   SCHEDULE 13D             Page 9 of 14

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

    MedCap is a party to an Amended and Restated Registration Rights Agreement entitling it to registration rights with respect to Common Stock issued upon conversion of its shares of Series A Preferred Stock, Series B-1 Preferred Stock and Series C Preferred Stock, including any Series B-1 Preferred or Series C Preferred issued upon exercise of certain warrants.

    MedCap was a party to two Secured Promissory Notes issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation (collectively, the "Issuer's subsidiaries") to MedCap (the "Secured Promissory Notes").
The Issuer obtained a $500,000 loan from MedCap on November 15, 2005 and a $1,500,000 loan from MedCap on November 18, 2005 to fund working capital needs. No equity securities and no securities exercisable, convertible or exchangeable for equity securities were issued in connection with the loans which were evidenced by the Secured Promissory Notes. In connection with the loans, MedCap, the Issuer and the Issuer's subsidiaries were parties to an Amended and Restated Security Agreement pursuant to which MedCap was granted a subordinate security interest in all of the assets and property of the Issuer and the Issuer's subsidiaries. The Amended and Restated Security Agreement imposes various restrictions on the activities of the Iasuer and the Issuer's subsidiaries and includes events of default (with grace periods, as applicable).

    MedCap and the Issuer were parties to a Securities Purchase Agreement dated as December 30, 2005 pursuant to which the Issuer issued 335,370 shares of its common stock to MedCap in consideration for the cancellation of the principal and all accrued interest under the Secured Promissory Notes. The shares were sold in a private transaction at a price of $6.00 per share. In connection with the Securities Purchase Agreement, the Issuer and MedCap entered into a Registration Rights Agreement pursuant to which the Issuer agreed to register for resale on a registration statement the shares acquired by MedCap under the Securities Purchase Agreement.

    MedCap and the Issuer are parties to a Subscription Agreement dated March 3, 2006, pursuant to which the Issuer sold 25,000 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

CUSIP 225235308                   SCHEDULE 13D             Page 10 of 14

    MedCap and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 13,750 shares of its Common Stock to MedCap at a price of $8.00 per share in a private transaction.

    MedCap Master and the Issuer are parties to a Subscription Agreement dated March 13, 2006, pursuant to which the Issuer sold 11,250 shares of its Common Stock to MedCap Master at a price of $8.00 per share in a private transaction.

    MedCap and the Issuer are parties to a Subscription Agreement dated April 3, 2006, pursuant to which the Issuer sold 58,333 shares of its Common Stock to MedCap at a price of $6.00 per share in a private transaction.

    Toney, MedCap and MedCap Master are parties to a Securities Purchase Agreement and a Registration Rights Agreement, each dated as of January 25, 2007 (and subsequently amended as of February 22, 2007, March 6, 2007, April 5, 2007, May 3, and May ___, 2007), between the Issuer and certain investors (including Toney, MedCap and MedCap Master), for the private placement of up to 8,333,333 the Issuer's Common Stock at a purchase price of $0.60 per share. Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to cause a resale registration statement covering the shares to be filed within 30 days after the final closing date.

Item 7. Material to Be Filed as Exhibits

No.  Exhibit

1.   Agreement Regarding Joint Filing of Statement on Schedule 13D or
     13G.

2. Amended and Restated Registration Rights Agreement between the Issuer and MedCap dated August 30, 2004, as amended by the Letter Agreement listed as Exhibit 3 below (included as Exhibit 2 to MedCap's, MMR's and Toney's Schedule 13D/A No. 1 filed with the Commission on September 3, 2004 and incorporated herein by reference).

3. Letter Agreement dated March 29, 2005, between the Issuer and MedCap (the "Letter Agreement") (included as Exhibit 3 to MedCap's, MMR's and Toney's Schedule 13D/A No. 5 filed with the Commission on April 11, 2005 and incorporated herein by reference).

4. Amendment to Letter Agreement, dated May 2, 2005, between the Issuer and MedCap (included as Exhibit 4 to MedCap's, MMR's and Toney's Schedule 13D/A No. 6 filed with the Commission on May 10, 2005 and incorporated herein by reference).

CUSIP 225235308                   SCHEDULE 13D             Page 11 of 14

5. Secured Promissory Note, dated November 15, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

6. Secured Promissory Note, dated November 18, 2005, issued by the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, and GHS Acquisition Corporation to MedCap (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

7. Amended and Restated Security Agreement, dated November 18, 2005, by and among the Issuer, Baker Anderson Christie, Inc., Nurses Network, Inc., New Age Staffing, Inc., PSR Nurses, Ltd., PSR Nurse Recruiting, Inc., PSR Nurses Holdings Corp., CRDE Corp., Arizona Home Health Care/Private Duty, Inc., Care Pros Staffing, Inc., HIP Holding, Inc., Health Industry Professionals, L.L.C., Travmed USA, Inc., Prime Staff, LP, Mint Medical Staffing Odessa LP, GHS Acquisition Corporation and MedCap (included as Exhibit 10.3 to the Issuer's Form 8-K filed with the Commission on November 21, 2005, and incorporated herein by reference).

8. Securities Purchase Agreement dated as of December 30, 2005 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on January 6, 2006 and incorporated herein by reference).

9. Registration Rights Agreement dated as of January 6, 2006 by and between the Issuer and certain investors listed on the signature pages thereto (included as Exhibit 10.5 to the Issuer's Form 8-K filed with the Commission on January 10, 2006 and incorporated herein by reference).

10. Subscription Agreement dated March 3, 2006 by and between the Issuer and MedCap (included as Exhibit 10.1 to the Issuer's
     Form 8-K filed with the Commission on March 7, 2006 and incorporated herein by reference).

11. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap (included as Exhibit 11 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

CUSIP 225235308                   SCHEDULE 13D             Page 12 of 14

12. Subscription Agreement dated March 13, 2006 by and between the Issuer and MedCap Master (included as Exhibit 12 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

13. Letter dated March 13, 2006, from the Board of Directors of the Issuer to Holders of Series C and Warrants to Purchase Series B-1 and Series C Preferred Stock of the Issuer, in connection with the Offer to Exchange Series C Preferred Stock and Warrants to Purchase Series B-1 and Series C Preferred Stock in which the Issuer has agreed to register the shares of Common Stock issued pursuant to the Exchange on a suitable form and substantially in compliance with the existing registration rights agreement covering the Series C Stock and Series C Warrants within 60 days of the completion of the Exchange Offer and to reimburse MedCap for certain legal expenses incurred in connection with the Exchange Offer (included as Exhibit 13 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

14. Subscription Agreement dated April 3, 2006 by and between the Issuer and MedCap (included as Exhibit 14 to MedCap's, MMR's and Toney's Schedule 13D/A No. 7 filed with the Commission on April 13, 2006 and incorporated herein by reference).

15. Securities Purchase Agreement dated as of January 25, 2007 (and subsequently amended as of February 22, 2007, March 6, 2007,
     April 5, 2007 and May 3, 2007), by and among the Issuer and the investors identified on the signature pages thereto (included as Exhibit 10.1 to the Issuer's Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference).

16. Registration Rights Agreement dated as of January 25, 2007 (and subsequently amended as of February 22, 2007, March 6, 2007,
     April 5, 2007, May 3, and May ___, 2007), by and among the Issuer and the investors listed on the signature pages thereto (included as Exhibit 10.2 to the Issuer's Form 8-K filed with the Commission on January 29, 2007 and incorporated herein by reference).

CUSIP 225235308                   SCHEDULE 13D             Page 13 of 14

                                Signature

    After reasonable inquiry and to the best of each of the undersigned's respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date  June 5, 2007

                                       /c/ C. Fred Toney
                                       ---------------------------------
                                       Signature
                                       Print Name   C. FRED TONEY




MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC
By its general partner MedCap
Management & Research LLC


By:  /s/ C. Fred Toney                 By:  /s/ C. Fred Toney
    --------------------------------       -----------------------------
    Print Name   C. Fred Toney             Print Name   C. Fred Toney
    Title        Managing Member           Title        Managing Member






                              EXHIBITS LIST

Exhibit 1     Agreement Regarding Joint Filing of Statement on
              Schedule 13D or 13G.

CUSIP 225235308                   SCHEDULE 13D             Page 14 of 14

                                EXHIBIT 1

    AGREEMENT REGARDING JOINT FILING OF STATEMENT ON SCHEDULE 13D OR
                                   13G


        The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, as to the common stock of Crdentia Corp. For that purpose, the undersigned hereby constitute and appoint C. Fred Toney as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.



Date  June 5, 2007

                                       /s/ C. Fred Toney
                                       ---------------------------------
                                       Signature
                                       Print Name   C. FRED TONEY




MEDCAP PARTNERS L.P.                   MEDCAP MANAGEMENT & RESEARCH LLC
By its general partner MedCap
Management & Research LLC


By:  /s/ C. Fred Toney                 By:  /s/ C. Fred Toney
    --------------------------------       -----------------------------
    Print Name   C. Fred Toney             Print Name   C. Fred Toney
    Title        Managing Member           Title        Managing Member